Exhibit 99.1
EnCana closes transaction to split into two distinct and independent companies — Cenovus Energy and EnCana
CVE and post-split ECA shares to start trading Dec. 3 on TSX, Dec. 9 on NYSE
Calgary, Alberta (November 30, 2009) — EnCana Corporation (TSX, NYSE: ECA) today completed its transaction to split into two highly focused energy companies: Cenovus Energy Inc., an integrated oil company and EnCana Corporation, a pure play natural gas company. On November 25, 2009 shareholders voted more than 99 percent in favour of the transaction and later that day the Court of Queen’s Bench of Alberta approved the transaction.
Under the terms of the arrangement, common shareholders of EnCana will own one new EnCana common share (which will continue to be represented by existing EnCana common share certificates) and will receive one common share of Cenovus for each EnCana common share held on December 7, 2009, the anticipated distribution record date.
The last day of “when issued” trading on the Toronto Stock Exchange (TSX) will be December 2, 2009 and December 8, 2009 on the New York Stock Exchange. Cenovus and post-split EnCana shares will begin regular trading on the Toronto Stock Exchange on December 3, 2009 and on the New York Stock Exchange on December 9, 2009 under the symbols CVE and ECA, respectively.
Cenovus Energy Inc.
Cenovus Energy is a leading integrated oil company that is focused on its growing enhanced oil projects and its established natural gas and crude oil production in Alberta and Saskatchewan. The company has ownership in two quality refineries, located in Illinois and Texas. Cenovus is respectful of the environment and communities where it operates and is committed to applying fresh, progressive thinking to the development of energy resources the world needs. On December 1, 2009, Cenovus will launch its corporate website www.cenovus.com.
EnCana Corporation
EnCana is a leading North American natural gas producer that is focused on growing its strong portfolio of prolific shale and other unconventional natural gas developments, called resource plays, in key basins from northeast British Columbia to east Texas and Louisiana. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana and Cenovus shareholders and potential investors with information regarding EnCana, Cenovus and the arrangement described above in this news release, including management’s assessment of future plans, EnCana has included in this news release certain statements and information that are forward-looking statements or information within the meaning of applicable securities legislation, and which are collectively referred to herein as “forward-looking statements.” The forward-looking statements in this news release include, but are not limited to, statements with respect to: expected future attributes and success of each of EnCana and Cenovus following the arrangement transaction; the anticipated distribution record date for the new EnCana common shares and Cenovus common shares and the expected dates when Cenovus and post-split EnCana common shares will begin trading for regular settlement on the TSX and NYSE.
Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that circumstances, events or outcomes anticipated or implied by forward-looking statements will not occur, which may cause the actual performance and financial results in future periods to differ
EnCana Corporation

materially from the performance or results anticipated or implied by any such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions contained in or relevant to EnCana’s and Cenovus’s company’s current corporate guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of reserves estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the ability to successfully manage and operate the integrated North American oil business with ConocoPhillips; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology and the application thereof to the business of EnCana and Cenovus; the ability to replace and expand oil and gas reserves; the ability to generate sufficient cash flow from operations to meet current and future obligations; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana and Cenovus. Although EnCana and Cenovus believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Assumptions relating to forward-looking statements generally include EnCana’s and Cenovus’s current expectations and projections made by the company in light of, and generally consistent with, their historical experience and their perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by their past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, neither EnCana nor Cenovus undertakes any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com.
FOR FURTHER INFORMATION:

EnCana	Cenovus Energy
Investor contact:	Investor contact:
Ryder McRitchie	Paul Gagne
Manager, Investor Relations	Vice-President, Investor Relations
(403) 645-2007	(403) 645-4737
Susan Grey
Manager, Investor Relations
(403) 645-4751

Media contact:	Media contact:
Alan Boras	Rhona DelFrari
Manager, Media Relations	Advisor, Media Relations
(403) 645-4747	(403) 645-4740
EnCana Corporation

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